UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023.

Commission File Number: 001-39071

ADC Therapeutics SA

(Exact name of registrant as specified in its charter)

Biopôle

Route de la Corniche 3B

1066 Epalinges

Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On October 10, 2023, ADC Therapeutics SA (the “Company”) received a notice from the New York Stock Exchange (“NYSE”) that the Company is not in compliance with the continued listing minimum price criteria set forth in Section 802.01C of the NYSE Listed Company Manual, which requires listed companies to maintain an average closing share price of at least $1.00 over a consecutive 30 trading-day period. In accordance with Section 802.01C of the NYSE Listed Company Manual, the Company has a period of six months from receipt of the notice to regain compliance with the continued listing minimum price criteria. The notice has no immediate impact on the listing of the Company’s common shares, which will remain listed and traded on the NYSE during this period, subject to the Company’s compliance with the other continued listing requirements. The Company can regain compliance at any time during the six-month cure period if on the last trading day of any calendar month during the cure period the Company’s common shares have a closing share price of at least $1.00 and an average closing share price of at least $1.00 over the 30 trading-day period ending on the last trading day of that month. The Company has notified the NYSE of its intent to cure the deficiency, which may include, if necessary, effecting a reverse share split, subject to board and shareholder approval. There can be no assurance that the Company will be able to regain compliance with NYSE’s continued listing minimum price criteria or remain in compliance with other continued listing requirements or that the Company’s common shares will continue to be listed on the NYSE.

INCORPORATION BY REFERENCE

This Report on Form 6-K (other than Exhibit 99.1) shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Nos. 333-267293, 333-267295 and 333-270570) of ADC Therapeutics SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADC Therapeutics SA
Date: November 7, 2023

	By:	/s/ Peter J. Graham
	Name:	Peter J. Graham
	Title:	Chief Legal Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated November 7, 2023